Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES CLOSING OF PUBLIC OFFERING OF 11,976,745 COMMON SHARES

ATHENS, Greece, September 20, 2016 – Star Bulk Carriers Corp. (NASDAQ:SBLK) (“Star Bulk” or “Company”) announced today the closing of its previously announced public offering of 11,976,745 common shares (the “Shares”), at a price of $4.30 per share. The aggregate proceeds to Star Bulk, net of underwriting fees and offering expenses, were approximately $50.2 million. Star Bulk intends to use the net proceeds for general corporate purposes.

Oaktree Capital Management, L.P. and its affiliates (“Oaktree”), Caspian Capital LP and its affiliates (“Caspian”) and family members or entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer (the “Pappas Affiliates”), which are three of the Company’s significant shareholders, purchased 7,744,480 common shares in this offering. Giving effect to this offering, Oaktree, Caspian and the Pappas Affiliates beneficially own approximately 51.8%, 6.6% and 5.8%, respectively, of our outstanding common shares.

Citigroup, Clarksons Platou Securities, Deutsche Bank Securities and DNB Markets acted as book-running managers for the offering. ABN AMRO, AXIA, Credit Agricole CIB, DVB Capital Markets and SEB acted as co-managers.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling toll-free 1-800-831-9146; Clarksons Platou Securities, Inc., 280 Park Avenue, 21st floor, New York, NY 10017, or prospectuses@clarksons.com, or by calling toll-free 1-855-864-2265; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, telephone: 800-503-4611, or email: prospectus.cpdg@db.com; or DNB Markets, 200 Park Ave, Floor 31, New York, NY 10166, or by calling 212 681 3800.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 73 vessels, with an aggregate capacity of 8.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our fleet currently includes 69 operating vessels and 5 newbuilding vessels under construction at shipyards in China. All of the newbuilding vessels are expected to be delivered during 2017 and 2018. Additionally, the Company has one chartered-in Supramax vessel, under a time charter expiring in September 2017.

Cautionary Note Regarding Forward Looking Statements:

The Private Securities Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, the impact of the level of our indebtedness and the restrictions in our debt agreements, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete the restructuring transactions with our various lenders. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contact Information

Star Bulk:	Investor Relations/Financial Media:
Simos Spyrou and Christos Begleris Co-CFOs Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens Greece	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel/ (212) 661-7566 E-mail: starbulk@capitallink.com